SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A5 (Amendment No. 5)
Under the Securities Exchange Act of 1934 (Amendment No. 5)*

DOR BioPharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

452916 40 6

(CUSIP Number)

William F. Daniel
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland
(353) 1-709-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452916 40 6
(1)	NAME OF REPORTING PERSONS Elan Corporation, plc I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER -0- (See Item 5)
Beneficially Owned	(8)	SHARED VOTING POWER 1,219,438 (See Item 5)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER -0- (See Item 5)
Person With	(10)	SHARED DISPOSITIVE POWER 1,219,438 (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,219,438 (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 452916 40 6
(1)	NAME OF REPORTING PERSONS Elan International Services Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares	(7)	SOLE VOTING POWER -0- (See Item 5)
Beneficially Owned	(8)	SHARED VOTING POWER 1,219,438 (See Item 5)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER -0- (See Item 5)
Person With	(10)	SHARED DISPOSITIVE POWER 1,219,438 (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,219,438 (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 452916 40 6
(1)	NAME OF REPORTING PERSONS Elan Pharmaceutical Investments, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares	(7)	SOLE VOTING POWER -0- (See Item 5)
Beneficially Owned	(8)	SHARED VOTING POWER 1,219,438 (See Item 5)
by Each Reporting	(9)	SOLE DISPOSITIVE POWER -0- (See Item 5)
Person With	(10)	SHARED DISPOSITIVE POWER 1,219,438 (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,219,438 (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No.5 amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 4, 1998, as amended by the Schedule 13D/A1 filed with the Commission on May 23, 2002, by the Schedule 13D/A2 filed with the Commission on February 6, 2004, by the Schedule 13D/A3 filed with the Commission on February 13, 2004 and by the Schedule 13D/A4 filed with the Commission on February 19, 2004 (as so amended, the “Schedule 13D”) relating to the common stock, par value $.001 per share (the “Common Stock”), of DOR BioPharma, Inc., a Delaware corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer is DOR BioPharma, Inc., Lincoln Building, 1691 Michigan Ave., Miami, FL 33139.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

Elan’s principal place of business is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.

Except as set forth below, during the last five years, neither Elan, EIS or EPIL nor, to their knowledge, any of their officers, directors or controlling persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

On February 8, 2005, the Securities and Exchange Commission (the “SEC”) filed a civil action against Elan in the United States District Court for the District of Columbia (the “Court”) (Civil Action No. 05-282). In the complaint, the SEC alleged that Elan violated the antifraud provisions of the federal securities laws for failing to disclose material information about Elan's financial results in periodic reports filed with the SEC and in quarterly earnings press releases disseminated to investors. Without admitting or denying the allegations in the action, Elan consented to the entry of a final judgment that permanently enjoins Elan from violating the antifraud provisions of the federal securities laws, Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, as well as reporting and internal control provisions, Sections 13(a) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-16 thereunder. The judgment ordered Elan to pay $1 in disgorgement and a $15 million civil penalty. The final judgment was entered by the Court on February 10, 2005.

Item 5. Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of February 9, 2006, Elan (indirectly through its ownership of EIS and EPIL) and EIS (indirectly through its ownership of EPIL) each beneficially owned 1,219,438 shares of Common Stock, representing 2.4% of the outstanding shares of Common Stock (based on 50,612,504 shares of

Common Stock outstanding as of January 13, 2006 as reported in the Issuer’s Form S-1 Registration Statement filed with the Commission). As of February 9, 2006, EPIL beneficially owned 1,219,438 shares of Common Stock, representing 2.4% of the outstanding shares of Common Stock (based on 50,612,504 shares of Common Stock outstanding as of January 13, 2006 as reported in the Issuer’s Form S-1 Registration Statement as filed with the Commission).

(b) As of February 9, 2006, Elan (indirectly through its ownership of EIS and EPIL) and EIS (indirectly through its ownership of EPIL) each had the shared voting and dispositive power over 1,219,438 shares of Common Stock. As of February 9, 2006, EPIL had the shared voting and dispositive power over 1,219,438 shares of Common Stock.

(c) (c) On January 30, 2006, January 31, 2006, February 1, 2006, February 2, 2006 and February 3, 2006, EPIL sold an aggregate of 1,667,000 shares of Common Stock in open market transactions as listed below:

Date of Sale	Amount	Price Per Share
01/30/06	31,000	$0.51
01/30/06	186,600	$0.50
01/31/06	63,800	$0.67
01/31/06	36,200	$0.66
01/31/06	61,800	$0.65
01/31/06	38,200	$0.64
01/31/06	51,300	$0.63
01/31/06	48,700	$0.61
01/31/06	102,800	$0.61
01/31/06	97,200	$0.60
01/31/06	50,000	$0.58
01/31/06	50,000	$0.56
02/01/06	50,000	$0.58
02/01/06	300	$0.57
02/01/06	149,100	$0.50
02/02/06	13,600	$0.54
02/02/06	46,400	$0.52
02/02/06	13,800	$0.51
02/02/06	100,000	$0.51
02/02/06	85,800	$0.50
02/02/06	140,400	$0.50
02/03/06	50,000	$0.52
02/03/06	500	$0.51
02/03/06	199,500	$0.50

(d) None.

(e) On January 31, 2006 Elan, EIS and EPIL ceased to be the beneficial owners of more than 5% of the Common Stock of Dor Biopharma, Inc.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006

ELAN CORPORATION, PLC

By: /s/ Liam Daniel Name: Liam Daniel Title: EVP and Company Secretary

ELAN INTERNATIONAL SERVICES LTD.

By: /s/ Kevin Insley Name: Kevin Insley Title: President and Chief Financial Officer

ELAN PHARMACEUTICAL INVESTMENTS, LTD.

By: /s/ Kevin Insley Name: Kevin Insley Title: President and Chief Financial Officer